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SEC FILE NUMBER
001-10606

CUSIP NUMBER
127387108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR

For Period Ended: January 3,2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Cadence Design Systems, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2655 Seely Avenue Building 5

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II — RULES 12b-25@) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant cannot file its Annual Report on Form 10-K for the year ended January 3, 2004 (the “Form 10-K”) within the prescribed time period without unreasonable expense and effort due to the following:

     On January 28, 2004, the Registrant issued a press release, which was furnished to the Securities and Exchange Commission (the “Commission”) on the Registrant’s Current Report on Form 8-K, announcing its intention to restate certain of its financial statements to correct the accounting treatment for certain minority equity investments made by the Registrant and its affiliated venture capital partnerships in prior periods and to account for certain other adjustments. The Commission has been notified of, and has been evaluating, the proposed restatement. The Registrant is not able to file the Form 10-K until the Commission’s evaluation and review of the proposed restatement is completed. Because of the restatement and the surrounding circumstances, the Registrant is unable to complete and file the Form 10-K by the date required. Management of the Registrant expects to have the Form 10-K filed within the 15 calendar day statutory extension.

(Attach Extra Sheets if Needed) SEC 1344 (02-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. L. Smith McKeithen	(408)	943-1234

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal Year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that its results of operations for the fiscal year ended January 3, 2004 as reflected in its Consolidated Statements of Operations to be included in its Form 10-K will reflect a net loss of approximately $17 million to $19 million and diluted net loss per share of ($0.06) to ($0.07) for the year ended January 3, 2004, compared to net income of approximately $53 million to $67 million and diluted net income per share of $0.20 to $0.25 in the prior fiscal year, as restated. In addition, the Registrant expects to report total revenue of approximately $1.1 billion for the year ended January 3, 2004, compared to approximately $1.3 billion in the prior fiscal year, as restated. Pending completion of the Commission’s review and evaluation of the proposed restatement, the Registrant can give no assurances that these estimates will not change.

Cadence Design Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2004	By	/s/ William Porter

William Porter Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).